Exhibit 23.2
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Investar Holding Corporation for the registration of debt securities, common stock, preferred stock, depositary shares, warrants and units and to the incorporation by reference therein of our reports dated March 13, 2020, with respect to the consolidated financial statements of Investar Holding Corporation and the effectiveness of internal control over financial reporting of Investar Holding Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP New Orleans, Louisiana

New Orleans, Louisiana
November 6, 2020